Mail Stop 3010

December 23, 2009

Via U.S. Mail and Fax (770) 246-6401

Mr. Louis S. Friedman
Chief Executive Officer
WES Consulting, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

> **Re: WES Consulting, Inc.**
> **Form 10-K and 10-K/A for the year ended December 31, 2008**
> **Filed February 28, 2009 and May 28, 2009**
> **Forms 10-Q for the quarters ended March 31, June 30 and**
> **September 30, 2009**
> **Filed May 14, 2009, August 14, 2009 and November 18, 2009**
> **File No. 000-53314**

Dear Mr. Friedman:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended September 30, 2009

Part 1. Financial Information, page 3

1.   Please advise us why you have presented the historical financial information of Liberator, Inc. in your Form 10-Q for the quarter ended September 30, 2009, given that the merger between WES Consulting and Liberator was not

consummated until October 19, 2009. It appears that you should have presented the historical financial information of WES Consulting, Inc. in your Form 10-Q for the quarter ended September 30, 2009, with the merger described in a subsequent event footnote. In order to avoid a lapse in reporting, the historical financial statements of Liberator for the quarter ended September 30, 2009 should have been filed on Form 8-K not more than 45 days following the end of the period. Furthermore, the Form 10-Q to be filed for the quarter ended December 31, 2009 should reflect the operating results of Liberator, including the acquisition of WES Consulting from the date the merger was consummated.

<u>Consolidated Condensed Balance Sheets, page 3</u>

2.   In future filings, please distinguish the year end balance sheet information as audited, if applicable.

<u>Consolidated Condensed Statements of Operations, page 4</u>

3.   Please tell us and disclose in future filings the circumstances surrounding the gain on forgiveness of debt recognized during the quarter ended September 30, 2009.

4.   Please advise us of your basis for recording expenses related to the reverse acquisition as non-operating.

<u>Note 1 – Organization and Nature of Business, page 6</u>

5.   Please define "Company" the first time that it appears in your filing, and revise to use it consistently throughout the document.

<u>Note 9 – Commitments and Contingencies, page 12</u>

<u>Common Stock Issuance, page 13</u>

6.   You disclose that Liberator acquired the majority of the issued and outstanding common stock of WES Consulting on September 2, 2009. You further disclose that Liberator acquired an additional 972,000 shares (80.7%) of WES Consulting on the closing date, which is defined as October 19, 2009. Please reconcile these statements by clearly explaining the details of the transaction, including the role of Belmont Partners LLC in future filings. Please provide us with your proposed disclosure.

Note 11 – Equity, page 14

Preferred Stock, page 14

7.   Please clarify to us and in future filings whether the conversion of the Series A
        Preferred Stock requires common shares issued upon conversion to be registered.

8.   The comment above notwithstanding, please tell us whether there are any
        circumstances in which the registrant would be required to cash settle the
        conversion of the Series A Preferred Stock.

Warrants, page 15

9.   We note that you consummated a reverse merger with OneUp Innovations during
        fiscal 2009. To the extent material, please include a discussion of this transaction
        in future filings.

Note 12 – Related Parties, page 15

10.   Please provide to us, and disclose in future filings, a reconciliation of the carrying
        values of your related party notes. It is unclear how the related party notes
        payable described in this note agree to the carrying amounts recorded on your
        balance sheet.

Exhibits 31.1 and 31.2

11.   Please confirm that your principal executive and principal financial officer signed
        the certifications in their own personal capacity. Also, in future filings, including
        any amendments, please remove the title of the certifying officer(s) in the
        introductory paragraph of your certifications. Please ensure that the certifications
        are in the exact form prescribed in Item 601(B)(31) of Regulation S-K.

12.   We note that you omitted the part of the introductory language in paragraph 4 of
        your certification that refers to the certifying officers' responsibility for
        establishing and maintaining internal control over financial reporting for the
        company and paragraph 4(b). Please amend your entire filing to include the
        certification in the exact form prescribed by Item 601(B)(31) of Regulation S-K.
        Also, please see Question 246.13 of the Compliance and Disclosure
        Interpretations on Regulation S-K, which can be found at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, for reference.

                                        *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Demarest at (202) 551-3432 or me at (202) 551-3429 if you have questions.

Sincerely,

Kristi Marrone
Staff Accountant